UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated December 12, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

●	Stock Exchange Release: Inside information: Nokia provides an update on group strategy, 2026 comparable operating margin target and preliminary assumptions for 2024

INSIDE INFORMATION	1 (5)
12 December 2023

Nokia Corporation

Inside information

12 December 2023 at 8:00 EET

Inside information: Nokia provides an update on group strategy, 2026 comparable operating margin target and preliminary assumptions for 2024

●	Nokia’s business groups will have increased autonomy to pursue growth strategies, portfolio management, investments and strategic partnerships

●	Increases reporting transparency and will provide business group level cash flow reporting and regional sales, beginning 2024

●	Revises comparable operating margin target to at least 13% by 2026 (previously at least 14%); remains confident in further opportunities to increase margins beyond 2026

●	Provides initial planning assumptions by business group for 2024, group guidance will follow with Nokia’s Q4 results on January 25

●	Provides further detail on strategy for Mobile Networks to unlock long-term value

Espoo, Finland - Today, Nokia will host an investor and analyst event to provide an update on its execution against its group strategy, initial planning assumptions for 2024 and a revised comparable operating margin target for 2026. It will also outline its strategy to give more autonomy to its four business groups. The Presidents of Nokia’s Mobile Networks and Cloud and Network Services business groups will also present their strategies and future opportunities.

Group strategy update – increased autonomy for business groups to accelerate value creation

In 2021, Nokia significantly streamlined its operating model, moving from a matrix organization and creating four P&L-responsible business groups structured around unique customer offerings. Since then, its business groups have increased investments in R&D and made significant progress in strengthening technology leadership.

●	Network Infrastructure has extended its technology leadership position and is growing faster than the market

●	Mobile Networks substantially improved the competitiveness of its products, taking a leadership position in 5G and gaining significant market share

●	Cloud and Network Services has grown faster than the market in its five growth segments, including Enterprise private wireless, while rebalancing its portfolio

●	Nokia Technologies has expanded into areas such as automotive, multimedia and consumer electronics, and has signed new, long-term patent license agreements with Apple and Samsung

During its third quarter update, the company announced increased operational autonomy for its four business groups by embedding dedicated sales and go-to-market teams with each one. Moving forward, the business groups will have increased strategic autonomy to pursue investment that supports growth, portfolio management, and deeper strategic partnerships.

Nokia’s lean corporate center will act as a strategic architect, providing oversight in key areas, including target setting and performance management, portfolio development, and compliance. The company will continue its commitment to long-term research through Nokia Bell Labs, as evidenced by its recent announcement of a new venture studio and venture partnerships to unleash the full commercial potential of Nokia Bell Labs technologies outside of Nokia’s strategic perimeters.

www.nokia.com

INSIDE INFORMATION	2 (5)
12 December 2023

Accompanying the move towards more autonomous business groups and to provide investors with greater transparency in assessing their financial performance, Nokia will begin reporting cash flow and regional sales at the business group level in 2024.

Tommi Uitto, President of Mobile Networks (MN), will today present on how MN is revamping its strategy. It has begun to re-baseline its operations for resilience and profitability while maintaining its commitment to technology leadership and protecting its R&D output. These combined actions, to be completed by 2026, will enable MN to achieve a double-digit operating margin at net sales level of approximately EUR 10 billion, compared to the approximately EUR 11.5 billion threshold level that would be required today. In addition to serving CSP customers, MN will accelerate its offerings to faster growing segments, including Enterprise, Cloud RAN, O-RAN, and the defense sector.

Raghav Sahgal, President of Cloud and Network Services (CNS), will present the business group’s journey as it positions itself to lead the networking software revolution towards cloud and as-a-service deployment models. Raghav will outline next steps in the CNS strategy, including expansion in the enterprise connectivity segment, and maturing its business model with SaaS and Network as Code at the core. During his presentation, Raghav will focus on the five growth segments outlined for CNS, including private wireless, AI and analytics, security, digital operations and 5G Core.

Pekka Lundmark, President and CEO of Nokia said: “Today marks another step forward in the strategic journey we started in 2021. When I arrived at Nokia, we took the decision that end-to-end as a core strategic idea would be replaced with one where we have financially accountable business groups, each driving market-leading technology. Each Nokia business group is distinct, with different customers, R&D requirements, market cyclicality, cash flow profiles and target margins. Therefore, this October, we announced actions to give the business groups more autonomy and greater agility to pursue opportunities in their respective markets. We are also revamping the strategy for our Mobile Networks business to capture mid to long-term value opportunities. Across our other business groups we are seeing positive results. Network Infrastructure is seeing improving order intake across its business, and CNS, following a robust performance so far in 2023, has continued to make solid progress in 5G Core, Enterprise and network monetization. We want to provide better value for customers’ network investments and ultimately create more value for our shareholders.”

2026 comparable operating margin target revised to at least 13%

As a conclusion to Nokia’s long-range planning process, the company has decided to lower its comparable operating margin target to be achieved by 2026 from the prior at least 14% to at least 13%. Nokia still sees a path to achieving the at least 14% comparable operating margin target but considering the current market conditions in Mobile Networks, this is deemed a prudent change. Nokia sees further opportunities to increase margins beyond 2026 and believes this 14% target remains achievable over the longer term. Nokia targets for both NI and CNS to grow faster than the market through 2026 while Mobile Networks will face challenges in 2024 and 2025 before returning to grow faster than the market in 2026. Nokia’s other targets remain unchanged.

www.nokia.com

INSIDE INFORMATION	3 (5)
12 December 2023

Revenue growth	Grow faster than the market
Comparable operating margin	≥ 13%
Free cash flow	55 to 85% conversion from comparable operating profit

The comparable operating margin target for Nokia Group is built on the following assumptions by business group for 2026:

Network Infrastructure	12 – 15% operating margin
Mobile Networks	6 – 9% operating margin
Cloud and Network Services	7 – 10% operating margin
Nokia Technologies	Operating profit more than EUR 1.1 billion
Group common and other	Approximately EUR 300 million cost

Initial planning assumptions for 2024

Nokia will provide a group financial outlook for the financial year 2024 with its fourth quarter results on 25 January 2024. Considering the market conditions and to help investors understand how Nokia expects to navigate some of the obstacles it faces, the company is providing the following high level and preliminary planning assumptions across its business groups. The market environment for Mobile Networks remains challenging, but the rest of the business groups continue to make good progress towards their long-term targets.

●	Network Infrastructure: The business group is seeing improving order intake across its businesses. This is being driven by tailwinds in webscale/enterprise contracts supporting IP Networks, a recovery in Fixed Networks as government funding starts to benefit the market in H2’24 and on-going product momentum in Optical Networks. The company currently assumes Network Infrastructure will see a return to mid-single digit net sales growth on a constant currency basis with all businesses contributing and a largely stable operating margin.

●	Mobile Networks: The spending environment remains challenging due to market decline in 2023 and a normalization in India in 2024 after rapid 5G deployment. Following that and AT&T’s decision to concentrate its radio network around a single vendor, Mobile Networks’ net sales are assumed to decline. However, MN assumes a low-single digit operating margin due to the actions it is taking to reduce costs.

www.nokia.com

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12 December 2023

●	Cloud and Network Services: Having delivered a robust performance thus far in 2023, CNS currently assumes modest net sales growth in constant currency as it continues to see a measured pace of 5G Core deployments along with continued solid growth in enterprise. The business group is also assumed to deliver a stable to slightly increasing operating margin.

●	Nokia Technologies: Nokia Technologies remains focused on resolving the outstanding litigation/renewal discussions with smartphone customers. If these discussions resolve by the end of 2023, Nokia assumes Nokia Technologies’ operating profit of more than EUR 1.0bn in 2024. If the renewal discussions are not concluded by the end of 2023, and resolved in 2024, Nokia would expect to benefit from additional catch-up payments covering periods of non-payment.

●	Group common and other: Nokia assumes Group Common cost of approximately EUR 350 million.

Investor Update event details

The online webcast of the event can be accessed from the Nokia Investor Relations website (https://www.nokia.com/about-us/investors/investor-relations-events/) with the presentation starting at 14:00 EET / 12:00 GMT / 07:00 EST.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

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12 December 2023

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general or regional macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will”, “target”, “likely”, “intend”, “may”, “could”, “would” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties specified in our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects – Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2023	Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Chief Legal Officer